

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

July 29, 2008

Richard J. Mitchell
Chief Accounting Officer
MSGI Security Solutions, Inc.
575 Madison Avenue
New York, NY 10022

      Re: **MSGI Security Solutions, Inc.**
            Form 10-KSB for the Fiscal Year Ended June 30, 2007
            Filed October 15, 2007
            File No. 001-01768

Dear Mr. Mitchell:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

            Sincerely,

            Martin James
            Senior Assistant Chief Accountant